Exhibit 99.1

Vitru Announces Commencement of Rights Offering

Florianópolis, Brazil, October 24, 2022 – Vitru Limited (Nasdaq: VTRU) (“Vitru” or the “Company”) today announced that it has commenced its previously announced rights offering (the “Rights Offering”).

Pursuant to the Rights Offering, Vitru is distributing nontransferable subscription rights to each holder of its common shares as of 5:00 p.m., Eastern Time, on October 21, 2022 (the “Record Date”). The subscription rights may be exercised at any time during the subscription period, which commences on October 24, 2022, and ends at 5:00 p.m., Eastern Time, on November 17, 2022 (the “Expiration Date”). The subscription rights will expire and will have no value if they are not exercised by the Expiration Date.

One subscription right is being distributed for each six common shares held as of the Record Date, with each subscription right exercisable for one common share at an exercise price of U.S.$16.02 per full common share. Vitru will not issue any fractional shares upon exercise of any subscription rights in the Rights Offering, and shareholders must exercise subscription rights which would result in the issuance of at least one whole common share to participate in the Rights Offering. For example, if you owned 1,000 of our common shares on the Record Date, you would be granted subscription rights to purchase an aggregate of 166 of our common shares (rounded down to the nearest whole Common Share, with the total subscription payment being adjusted accordingly) at the subscription price per share. An aggregate of up to 4,818,123 common shares are issuable pursuant to the Rights Offering.

Vinci Capital Partners II J Beta Fundo de Investimento Em Participações Multiestratégia, Agresti Investments LLC, Botticelli Investments LLC, Caravaggio Investments LLC and Raffaello Investments LLC (“collectively, Vinci”), along with Mundi Holdings I, L.L.C. (“Carlyle”), Mundi Holdings II, L.L.C. (“SPX”) and NB Verrocchio LP (“Neuberger”) have advised us that they will not exercise any subscription rights issued to them pursuant to the Rights Offering. If the Rights Offering is fully subscribed by all other shareholders, it would raise gross proceeds of approximately U.S.$32.2 million.

Vitru currently intends to use the net proceeds from the Rights Offering to repay a part of the aggregate principal amount outstanding under our Series 1 Debentures due 2024 and our Series 2 Debentures due 2027. In addition, Vitru intends to use any remaining net proceeds from the Rights Offering for general corporate purposes.

A prospectus supplement relating to the Rights Offering was filed with the Securities and Exchange Commission (the “SEC”) on October 24, 2022 and is available on the website of the SEC. Questions about the offering and requests for copies of the prospectus supplement relating to the Rights Offering may be directed to D. F. King & Co., Inc., Vitru’s information agent for the Rights Offering, at the email address and telephone number provided at the end of this press release.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any offer, solicitation or sale of securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Exhibit 99.1 - 1

About Vitru

Vitru is the leading pure distance learning education group in the postsecondary distance learning market in Brazil. Through its invested companies, Vitru provides a complete pedagogical ecosystem focused on hybrid distance learning experience for undergraduates and continuing education students.

Forward Looking Statements

This press release includes “forward-looking statements” within the meaning of the U.S. federal securities laws. Statements contained herein that are not clearly historical in nature are forward-looking, and the words “anticipate,” “believe,” “continues,” “expect,” “estimate,” “intend,” “project” and similar expressions and future or conditional verbs such as “will,” “would,” “should,” “could,” “might,” “can,” “may,” or similar expressions are generally intended to identify forward-looking statements. These forward-looking statements speak only as of the date hereof and are based on Vitru’s current plans, estimates of future events, expectations and trends that affect or may affect our business, financial condition, results of operations, cash flow, liquidity, prospects and the trading price of Vitru’s common shares, and are subject to several known and unknown uncertainties and risks, many of which are beyond Vitru’s control. As a consequence, current plans, anticipated actions and future financial position and results of operations may differ significantly from those expressed in any forward-looking statements in this press release. You are cautioned not to unduly rely on such forward-looking statements when evaluating the information presented. Vitru does not undertake any obligation to update publicly or to revise any forward-looking statements after we distribute this press release because of new information, future events, or other factors.

Contact

Carlos Henrique Boquimpani de Freitas, Chief Financial and Investor Relations Officer
Maria Carolina F. Gonçalves
e-mail: ir@vitru.com.br
website: https://investors.vitru.com.br/

Rights Offering Information Agent

D. F. King & Co., Inc.
1-866-796-1290
vitru@dfking.com

Exhibit 99.1 - 2